SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 1)*



Name of issuer:  VANGUARD INDEX FUNDS


Title of Class of Securities: VANGUARD S&P 500 ETF SHARES


CUSIP Number: 922908413


Date of Event Which Requires Filing of this Statement: July 29, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
( X ) Rule 13d-1(b)
(  ) Rule 13d-1(c)
(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on the following page(s))


13G

CUSIP No.: 922908413

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CITY OF EDINBURGH COUNCIL AS ADMINISTRATOR OF THE LOTHIAN PENSION
FUND 98-0668821

2. CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

A. X
B.


3. SEC USE ONLY

4. CITIZENSHIP OF PLACE OF ORGANIZATION

EDINBURGH, UNITED KINGDOM

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

2,283,749

6.  SHARED VOTING POWER

None

7.SOLE DISPOSITIVE POWER

2,283,749

8.SHARED DISPOSITIVE POWER

None

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,283,749

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.76%

12. TYPE OF REPORTING PERSON
FI


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Act of 1934

Check the following [line] if a fee is being paid with this statement Not Applicable

Item 1(a) - Name of Issuer:

VANGUARD INDEX FUNDS

Item 1(b) - Address of Issuer's Principal Executive Offices:

100 VANGUARD BLVD., MALVERN, PA 19355

Item 2(a) - Name of Person Filing:

CITY OF EDINBURGH COUNCIL AS ADMINISTRATOR OF THE LOTHIAN PENSION
FUND 98-0668821

Item 2(b) Address of Principal Business Office or, if none, residence:

LEVEL 3:3, WAVERLEY COURT, 4 EAST MARKET STREET, EDINBURGH, UNITED
KINGDOM, EH88BG

Item 2(c) Citizenship:

EDINBURGH, UNITED KINGDOM

Item 2(d) - Title of Class of Securities:

VANGUARD S&P 500 ETF SHARES

Item 2(e) - CUSIP Number

922908413

Item 3 - Type of Filing:

(j) NON-US INSTITUTION IN ACCORDANCE WITH SECTION 240.13d 1(b)(1)(ii)(J). OVERSEAS REGULATED EMPLOYEE BENEFITS PLAN MAINTAINED BY A LOCAL GOVERNMENT BODY FOR THE BENEFIT OF ITS EMPLOYEES

Item 4 - Ownership:

  (a) Amount Beneficially Owned:

2,283,749

  (b) Percent of Class:

9.76%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct to vote: 2,283,749

(ii) shared power to vote or direct to vote: None

(iii) sole power to dispose of or to direct the disposition of: 2,283,749

(iv) shared power to dispose or to direct the disposition of: None

Comments:

Item 5 - Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8 - Identification and Classification of Members of Group:

Not Applicable

Item 9 - Notice of Dissolution of Group:

Not Applicable

Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a 11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Non-US institutions is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 30 September 2011





Esmond Hamilton
Financial Controller